Exhibit 4.20

SHARE PURCHASE AGREEMENT

          THIS SHARE PURCHASE AGREEMENT (this “Agreement”) made as of the __ day of September, 2002, by and between Robomatix Technologies Ltd., a public Israeli company (the “Seller”) and SPL Software Ltd., an Israeli company (the “Purchaser”).

W I T N E S S E T H :

          WHEREAS, the Seller holds 1,442,666 Ordinary Shares of Robomatix (Israel) Ltd. (the “Company”), and 480,000 Ordinary A shares of the Company constituting all of the issued and outstanding share capital of the Company; and

          WHEREAS, the Seller desires to sell all of his shares in the Company to the Purchaser on the terms and conditions set forth in this Agreement; and

          WHEREAS, the Purchaser desires to purchase all of the Seller’s shares in the Company pursuant to the terms and conditions set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.       Sale of the Seller’s Shares.

          1.1       Subject to the terms and conditions hereof, at the Closing (as defined in Section 2.1 below), the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, an aggregate of 1,442,666 Ordinary Shares of the Company, nominal value NIS 1.00 each and 480,000 Ordinary A Shares of the Company, nominal value NIS 1.00 each (the “Seller’s Shares”), at an aggregate purchase price of NIS 2,700,000 (the “Purchase Price”). The Purchase Price will be paid by the Purchaser in three (3) installments as follows:

(a)	An amount of NIS 900,000 will be paid at the Closing;
(b)	An amount of NIS 900,000, linked to the Israeli Consumer Price Index as of the Closing date until the actual payment date, will be paid in the first anniversary of the Closing;
(c)	An additional amount of NIS 900,000, linked to the Israeli Consumer Price Index as of the Closing date until the actual payment date, will be paid in the second anniversary of the Closing.

          1.2       After giving effect to the purchase of the Seller’s Shares, all of the issued and outstanding share capital of the Company shall be held by the Purchaser.

2.       Closing of Sale and Purchase of the Seller’s Shares.

          2.1       Closing. The purchase of the Seller’s Shares by the Purchaser and the registration of such transfer of the Shares in the name of the Purchaser in the share register of the Company, shall take place at a closing to be held at a time and place mutually agreed upon by the parties (the “Closing”).

          2.2       Transactions at the Closing.  At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

                      2.2.1      The Seller shall deliver (or cause the Company to deliver) to the Purchaser the following documents:

                                    (a)     True and correct copies of the resolutions of the Company’s Board of Directors and Shareholders in the form attached hereto as Schedule 2.1.1(a)(1) and 2.1.1(a)(2) approving the transfer of the Seller’s Shares from the Seller to the Purchaser, together with a duly completed notice of such transfer to the Israeli Registrar of Companies;

                                    (b)     A validly executed share transfer deed in respect of the Seller’s Shares in the form attached hereto as Schedule 2.1.1(b);

                                    (c)     A validly executed share certificate covering the Seller’s Shares, issued in the name of the Purchaser, in the form attached hereto as Schedule 2.1.1(c);

                                    (d)     True and correct copies of the resolutions of the Seller’s Board of Directors, Audit committee and Shareholders in the form attached hereto as Schedule 2.1.1(d)(1), 2.1.1(d)(2) and 2.1.1(d)(2) authorizing the execution, delivery and performance by the Seller of this Agreement and the transfer of the Seller’s Shares from the Seller to the Purchaser;

                      2.2.2      The Purchaser shall cause the transfer to the Seller of the purchase price payable in respect of the Purchaser’s Shares, by wire transfer in accordance with written instructions provided by Seller.

                      2.2.3      The Seller shall transfer the Seller’s Shares to the Purchaser free and clear of any liens, claims, encumbrances or third party rights of any kind.

3.       Representations and Warranties of the Seller.  The Seller hereby represents and warrants to the Purchaser, and acknowledges that the Purchaser is entering into this Agreement in reliance thereon, as follows:

          3.1       Organization.  The Company is duly organized, validly existing under the laws of the State of Israel, and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now conducted and as proposed to be conducted. The Company has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Copies of the Memorandum and Articles of Association of the Company as in effect on the date hereof are attached hereto as Schedule 3.1 (the “Corporate Documents”).

          3.2       Share Capital.  The registered share capital of the Company immediately prior to the Closing shall be NIS 1,925,000 divided into 1,445,000 Ordinary Shares of a nominal value of NIS 1.00 each and 480,000 Ordinary A Shares of a nominal value of NIS 1.00 each (the “Ordinary Shares”), of which 1,922,666 are issued and outstanding. Except for the transactions contemplated by this Agreement and in the Company’s Articles of Association, there are no other share capital, rights of first refusal, or other rights to subscribe for, purchase or acquire from the Seller any share capital of the Company. All issued and outstanding share capital of the Company were duly authorized, and are validly issued and outstanding and fully paid and non-assessable. The Seller’s Shares, when transferred in accordance with this Agreement, will be free of any rights of first refusal, and will have the rights, preferences, privileges, and restrictions set forth in the Corporate Documents, and will be free and clear of any liens, claims, encumbrances or third party rights of any kind and duly registered in the name of the Purchaser in the Company’s share transfer register.

          The Company does not have or maintain any share incentive plan, share option plan, profit sharing plan, or other similar arrangement for the benefit of any of its employees, officers, directors, consultants and advisors.

          3.3       Ownership of Shares. The Seller is the lawful owner, beneficially and of record, of all of the issued and outstanding share capital of the Company and of all rights thereto, free and clear of all liens, claims, charges, encumbrances, restrictions, rights, options to purchase, proxies, voting trust and other voting agreements, calls or commitments of every kind, and it has no other rights to subscribe for, purchase or acquire any share capital of the Company from the Company.

          3.4       Subsidiaries.  The Company does not own any of the issued and outstanding share capital of any other company, and is not a participant in any partnership or joint venture.

          3.5       Directors.  The director of the Company is Mr. Ariel Levi. The Company has no agreement, obligation or commitment with respect to the election of any individual or individuals to the Board of Directors and there is no voting agreement or other arrangement among the Company’s shareholders.

          3.6       Financial Statements. The Company has furnished the Purchasers with a financial report for the period ended December 31, 2001 (the “Financial Statements”). The Financial Statements, a copy of which are attached hereto as Schedule 3.6, are true, complete, accurate and correct in all material respects, are in accordance with the books and records of the Company and have been prepared in accordance with Israeli generally accepted accounting principles (“GAAP”). Except as set forth in Schedule 3.6A, since December 31, 2001 (the “Financial Statements Date”) the Company has been operated in the ordinary and usual course of business.

          3.7       Authorization; Approvals.  All corporate action on the part of the Company and all action on part of the Seller necessary for the transfer of the Seller’s Shares to the Purchaser have been (or will be) taken prior to the Closing. No consent, approval, order, license, permit or, action by any governmental authority on the part of the Company is required that has not been, or will not have been, obtained by the Company prior to the Closing in connection with the valid execution, delivery and performance of this Agreement.

          3.8       Compliance with Other Instruments.  The Company is not in default (a) under its Corporate Documents or under any material contract or agreement to which the Company is a party or by which it is bound or (b) with respect to any existing Israeli law, which default, in any such case, would materially adversely affect or in the future is reasonably likely to materially adversely affect the Company’s business condition.

          3.9       No Breach.  Neither the execution and delivery of this Agreement nor compliance by the Company with the terms and provisions hereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the Company’s Corporate Documents, (ii) any Israeli law, or (iii) any agreement, contract, lease, license or commitment to which the Company is a party.  Such execution, delivery and compliance will not give to others any rights, including rights of termination, cancellation or acceleration, in or with respect to any agreement, contract or commitment referred to in this paragraph, or to any of the properties of the Company.

          3.10       Records.  A copy of the minute books of the Companyattached hereto as Schedule 3.10, contains minutes of all meetings and all actions by written consent of the Company’s Board of Directors (and any committee thereof) and the Company’s stockholders since the date of incorporation and accurately reflects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such minutes.

          3.11       Ownership of Assets.  The Company does not own or lease any real property, except as set forth in Schedule 3.11 hereto. The Company has good and marketable title to all of the tangible properties and assets that it purports to own, and they are not subject to any mortgage, pledge, lien or charge.  The Seller does not own, hold or posses any property that the Company purports to own.

          3.12       Taxes.  The Financial Statements reflect (in accordance with Israeli GAAP) all taxation for which the Company was then or thereafter became or may hereafter become liable or accountable in respect of or by reference to any income, profit, receipt, gain, transaction, agreement, distribution, or event which earned, accrued, received, realized, entered into, paid or made on or before the Closing, and the Company promptly paid or fully provided in its books of account for all taxation for which it has or may hereafter become liable or accountable for in the period from the date of incorporation to the Closing.  To the best of its knowledge, the Company has at all times and within the requisite time limits, promptly, fully and accurately observed, performed and complied with all obligations or conditions imposed on it or to which any claim, deduction, allowance or relief made, claimed by or afforded to it was made, subject under any legislation relating to taxation. The Company has not made any elections under applicable laws or regulations relating to taxation (other than elections that related solely to methods of accounting, depreciation or amortization) that would have a material adverse effect on the business as currently being conducted, properties, prospects or financial condition of the Company.  Except as provided under Schedule 3.18, the Company is not currently liable for any tax (whether income tax, capital gains tax, VAT taxes or otherwise).  The amount shown on the Financial Statements as provision for taxes is sufficient to pay all accrued and unpaid federal, state, local and foreign taxes for the period then ended and all prior periods.  Except as provided under Schedule 3.18, the Company  has timely filed all tax returns and reports which are required to be filed by it on or prior to the date of the Closing,  and such returns are true and correct.  The tax returns of the Company have not been audited by governmental authorities, and no controversy with respect to taxes of any type is pending or, to the Company’s knowledge, threatened.  The Company has withheld or collected from each payment made to each of its employees the amount of all taxes (including, without limitation, under Israeli income tax and National Security Law,) required to be withheld or collected therefrom, and has timely paid the same to the proper tax receiving officers or authorized depositories.

As of December 31, 2001, the Company has accrued tax losses resulting from its business activities, in the total amount of  NIS ______________.

          3.13       Liabilities. The Company has no liabilities to any third party.

          3.14       Litigation. No action, proceeding or governmental inquiry or investigation is pending or, to the Seller’s best knowledge, threatened against the Company or any of its officers, directors, or employees (in their capacity as such), before any court, arbitration board or tribunal or administrative or other governmental agency, nor is there any material basis for the foregoing. Neither the Company nor the Seller is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality.

          3.15       Employees. The Company has ceased to employ employees and does not have any obligations regarding employer – employee relationship.

          3.16       Outstanding Debt. The Company has no outstanding loans and debts, and is not a guarantor to any debt or obligation.

          3.17       Contracts and other Commitments.

          (a)         The Company is not a party to and is not bound by any agreement, lease, contractual obligation or commitment of any kind whatsoever, or proposed transaction, written or oral, absolute or contingent. Furthermore, the Company is not a party to any negotiation with a view to executing any agreement, contractual obligation or commitment and no proposed transaction exists.

          All aforesaid agreements, obligations and commitments are in full force and effect, and, to the best of its knowledge, the Company is not in default under any of them, nor is the Company aware of any breach by any other party thereto or of any possible premature termination of any of them.

          There is no third party in default under any agreement, contract or other instrument, document, or arrangement to which the Company is a party or which affects it or any of its property.

          3.18       Related Parties Transactions.Except as otherwise explicitly provided herein and under Schedule 3.18, no employee, officer, stockholder or director of the Company or member of his/her immediate family or affiliate of the Company is indebted to the Company, nor is the Company indebted (or committed to make loans or guarantee credit) to any of them.

          3.19       Permits and Licenses.   The Company has obtained any and all licenses, permits and any similar authority required for the conduct of its business as is now being conducted by it, and as proposed to be conducted. To the best of its knowledge, the Company is not in default under any of such licenses, permits and any similar authority.

          3.20       Bank Accounts; Powers of Attorney.  Schedule 3.20 sets forth a complete and accurate list of: (a) all bank accounts maintained by or on behalf of the Company, including the location and account numbers of all such accounts, (b) the names of all persons or entities authorized to take action with respect to such accounts or who have access thereto, and (c) the names of all persons or entities holding general or special powers of attorney from the Company, and copies or a summary statement of the terms thereof.

         3.21       Intellectual Property Rights. The Company has an unrestricted ownership right and title to, or has obtained the right to use, free and clear of all liens, claims and restrictions (and, with respect to the right to use – to the Company’s best knowledge, it will be able to obtain such right without substantial financial burden), all patents (and all pending applications for such), trademarks, service marks, trade names, (whether registered or not, and all pending applications for registration of the same), copyrights, trade secrets, technical data and information, research records, engineering specifications and drawings, formulas, customer lists, supplier lists and market analyses, computer programs, including without limitation, computer programs embodied in semi-conductor chips or otherwise embodied, and related float charts, program notes, updates and data, whether in object or source code form and semiconductor chip design, whether registered as mask works or topographies or not, know-how, technology, processes, works of authorship, designs and inventions and any and all intellectual and proprietary rights that are used by the Company in, or necessary for, its business as conducted and as proposed to be conducted (collectively, the “Intellectual Property”), all, to the best knowledge of the Company, without infringing upon, conflicting or otherwise acting adversely to the right of any third party, including without limitation, past and present employees and employers of such employees (for the avoidance of doubt, the founders of the Company are or were employees of the Company). Schedule 3.21 contains a true and complete list of all registered intellectual property rights of the Company and applications for the registration thereof.

          The Company has not transferred, disposed of, pledged or otherwise granted to any third party any right, option or license with respect to the Intellectual Property, and all of its rights, title and interest in the Intellectual Property and with respect thereto, are free and clear of any third party right whatsoever.

          Except as provided under Schedule 3.21, the Company is not obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise to any owner or licensee of, or other claimant to, any patents, trademarks, service marks, trade names, copyrights, trade secrets, or other intellectual and/or proprietary rights with respect to the use thereof or in connection with the conduct of the Company’s business as conducted and as proposed to be conducted.

          To the best knowledge of the Company, none of the activities or business conducted by the Company or proposed to be conducted by the Company infringes, violates or constitutes a misappropriation of any intellectual property right or other right of any person or entity, and the Company has not received any communications alleging, and to the best of its knowledge there are no threatened allegations, that the Company has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, or other intellectual and/or proprietary rights of any other person or entity.

          The Company is not aware of any third party’s infringement or violation of the Company’s rights with respect to the Intellectual Property.

          The Company has taken adequate security measures to protect the secrecy, confidentiality, value of, and the Company’s ownership rights in and to the Intellectual Property.  Without derogating from the aforesaid, each

          3.22       Full Disclosure.  The Company has fully provided the Purchaser with all the information that the Company believes is reasonably necessary to enable such Purchaser to make the  decision to purchase the Seller Shares. The Company confirms that the representations and warranties set forth in this Section 3 fully and accurately reflect the condition and state of the Company with regard to the matters referred to therein, and that neither this Agreement nor any certificate made or delivered in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made.

4.       Representations and Warranties of the Purchaser.  The Purchaser hereby represents and warrants to the Seller as follows:

          4.1       Enforceability.  This Agreement when executed and delivered by the Purchaser, will constitute the valid, binding and enforceable obligations of the Purchaser.

5.       Conditions of Closing of the Purchaser.  The obligations of the Purchaser to purchase the Seller’s Shares and transfer the applicable purchase price at the Closing are subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in whole or in part by the Purchaser, which waiver shall be at the sole discretion of the Purchaser:

          5.1       Representations and Warranties.  The representations and warranties made by the Seller in this Agreement shall have been true and correct when made, and shall be true and correct as of the Closing as if made on the date of the Closing.

          5.2       Covenants.  All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Seller prior to the Closing have been performed or complied with by the Seller prior to the Closing.

          5.3       Consents, etc.  The Seller shall have secured all permits, consents and authorizations that shall be necessary or required lawfully to consummate this Agreement.

          5.4       Corporate Action; Delivery of Documents.  All of the documents to be delivered by the Seller, and all corporate action on the part of the Seller necessary for the transfer of the Seller’s Shares to the Purchaser, shall be in a form and substance satisfactory to the Purchaser and its counsel, in their sole discretion, and shall have been delivered to the Purchaser.

          5.5       Absence of Material Adverse Changes.  There will have been no material adverse change in the financial or business condition of the Company, in the sole judgment of the Purchaser.

          5.6       The approval of the General Director of the Antitrust Authority to the Sale and Purchase of the Seller’s Shares shall have been given.

6.       Conditions of Closing of the Seller.  The Seller’s obligation to sell the Seller’s Shares at the Closing is subject to the fulfillment at or before the Closing of the conditions that (a) the Purchaser has delivered to the Seller a copy of all corporate action on the part of the Purchaser necessary for the transfer of the Seller’s Shares to the Purchaser (b) all covenants, agreements and conditions contained in this Agreement to be performed, or complied with, by the Purchaser prior to the Closing shall have been performed or complied with by the Purchaser prior to or at the Closing, and (c) the representations and warranties made by the Purchaser in this Agreement shall have been true and correct when made, and shall be true and correct as of the date of the Closing, which condition may be waived in whole or in part by the Seller, and which waiver shall be at the sole discretion of the Seller; (d) the approvals of the Seller’s Board of Directors, Audit committee and Shareholders meeting.

7.       Seller’s Indemnity Obligations

7.1      Seller hereby agrees to indemnify and hold harmless Purchaser, its officers, directors, employees, agents and counsel and each entity or person who controls or is affiliated with Purchaser (each, an “Indemnified Party”) against any and all losses, claims, damages or liabilities, joint or several, that they or any of them shall have incurred or become subject to under any applicable law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any misrepresentation or breach of warranty of Seller, contained in or made in connection with this Agreement or any other agreement or document delivered in connection therewith.

7.2       (a)       If any action or proceeding (including any investigation that may be preliminary thereto) is brought or commenced against any Indemnified Party in respect of which indemnity may be sought against Seller pursuant to this Section 7.2, such Indemnified Party shall notify Seller promptly in writing of the institution of such action or proceeding, and Seller, upon the request of the Indemnified Party, shall retain counsel satisfactory to the Indemnified Party to represent the Indemnified Party and any others Seller may designate in such action or proceeding and shall pay the fees and disbursements of such counsel relating to such action or proceeding. Notwithstanding the foregoing, in case any such action or proceeding is brought against any Indemnified Party in respect of which indemnification may be sought by such Indemnified Party against Seller and such Indemnified Party notifies Seller of the commencement thereof, Seller shall be entitled to participate therein and, to the extent that it may wish, to assume directly control of the defense thereof, with counsel satisfactory to such Indemnified Party. After notice from Seller to such Indemnified Party of its election so to assume the defense thereof, Seller will not be liable to such Indemnified Party (except as provided in the next paragraph) for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof. In the event that an Indemnified Party desires to appeal the decision of a court rendered in connection with any litigation, arbitration or proceeding involving a claim for indemnification hereunder, and Seller does not desire such appeal to be taken, such Indemnified Party shall nevertheless be entitled to proceed with such appeal and shall have the benefits of the indemnification provided hereunder in connection with such appeal.

              (b)       In any such action or proceeding referred to in this paragraph (b) any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (A) Seller and the Indemnified Party shall have mutually agreed to the retention of such counsel, or (B) the named parties to any such action or proceeding (including any impleaded parties) include both Seller and the Indemnified Party, and the Indemnified Party shall have concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which such instances the fees and expenses of such counsel shall be at the expense of Seller. It is understood that Seller shall not, in connection with any action or proceeding or related actions or proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all such Indemnified Parties.

              (c)       Seller shall not be liable for any settlement of any action or proceeding effected without its prior written consent, but if settled with such consent, Seller agrees to indemnify the Indemnified Party from and against any indemnifiable losses, claims, damages and liabilities by reason of such settlement. Seller shall not consent to the entry of any judgment or enter into any settlement of any action for which an Indemnified Party is or may be entitled (whether or not such Indemnified Party is a party thereto) to indemnification hereunder that is not in form and substance satisfactory to the Indemnified Party and that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim.

8.       Miscellaneous

          8.1       Further Assurances.  Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

          8.2       Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Israel.  Any dispute arising under or in relation to this Agreement shall be governed by and construed according to the laws of the State of Israel and exclusively resolved by the courts of the State of Israel, and each of the parties hereby submits irrevocably to the jurisdiction of such jurisdiction.

          8.3       Entire Agreement; Amendment and Waiver.  This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof.  Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

          8.4       Notices, etc.  All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or e -mailed, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Purchaser:	_________________________
_________________________
Fax: ______________________

if to the Seller:	_________________________
_________________________
Fax: ______________________

or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 8.5 shall be effective (i) if faxed or e-mailed, 1 (1) business day after sending, (ii) if sent by messenger, upon delivery.

          8.5       Delays or Omissions.  No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

          8.6       Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

          8.7       Confidentiality.  The terms and conditions of this Agreement, all agreements and undertakings contemplated herein and the transactions described herein and therein, including the existence hereof and thereof, shall be confidential information and shall not be disclosed to any third party.  In the event of a disclosure required by law, the disclosing party shall make the minimum disclosure necessary to comply with such law.

          8.8       Counterparts.  This Agreement may be executed in any number of facsimile counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, each of the parties has signed this Share Purchase Agreement as of the date first hereinabove set forth.

The Purchaser:	SPL SOFTWARE LTD.

By:

Name:

Title:

The Seller:	ROBOMATIX TECHNOLOGIES LTD.

By:

Name:

Title: